Exhibit 16(a)(5)(i)

ACT TELECONFERENCING, INC.

ANNOUNCES ODD-LOT TENDER OFFER

June 13, 2007

DENVER—ACT Teleconferencing, Inc. (OTCBB: ACTT), an independent worldwide provider of audio, video and web-based conferencing products and services, announced that it has today commenced a tender offer for the purchase of all shares of its common stock held by shareholders that owned of record or beneficially 99 or fewer shares as of the close of business on June 6, 2007 and who continue to hold such shares through the expiration of the date of the offer indicated below. The Company will pay $5.00 for each share properly tendered by an eligible shareholder. The high bid quotation for a share of its common stock as reported on the OTC Bulletin Board on June 6, 2007 was $0.07 per share.

If after completion of the purchase offer there are fewer than 300 shareholders of record, as calculated under the rules and regulations of the Securities Exchange Act of 1934, as amended, the Company intends to terminate the registration of its common stock under the Exchange Act so that the Company may become eligible to suspend its duty to file reports with the Securities and Exchange Commission, or the SEC. If successful, the Company would no longer be required to file periodic and current reports with the SEC or be subject to the SEC’s proxy rules.

Shareholders and investors are urged to read ACT Teleconferencing, Inc.’s Schedule 13E-3 filed today with the Securities and Exchange Commission in connection with this tender offer, which includes the offer to purchase. These materials contain important information with respect to the offer including the various terms and conditions of the offer.

Investors may obtain copies of ACT Teleconferencing, Inc.’s Schedule 13E-3 for free from the SEC’s Web site (www.sec.gov) or from ACT Teleconferencing, Inc. Questions or requests for documents also may be directed to the Company, at (303) 233-3500 or Morrow & Co., Inc., the information agent for the offer, at (800) 607-0088.

This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any shares of ACT Teleconferencing, Inc.’s common stock. The offer is being made solely by the offer to purchase and the accompanying letter of transmittal, each dated June 13, 2007, which have been mailed today to shareholders. The offer will expire at 5:00 p.m. Eastern Daylight Time on July 18, 2007, unless otherwise extended or earlier terminated. Eligible shareholders who would like to accept the offer must tender all shares that they own. Partial tenders will not be accepted.

Statements made in this news release that are not historical facts may be forward-looking statements. Actual results may differ materially from those projected in any forward-looking statement. Important factors that could cause actual results to differ materially from those anticipated by any forward-looking information include, but are not limited to, future economic conditions, competitive services and pricing, new competitor entry, financing, the delivery of services under existing contracts and other factors. For a more detailed description of the factors that could cause such a difference, please see the section entitled “Risk Factors” under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in ACT’s Annual Report on Form 10-K for the year ended December 31, 2006, as well as the Company’s other filings with the Securities and Exchange Commission. ACT disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:

ACT Teleconferencing, Inc.

Rick Fresia, Chief Financial Officer

Ph: (303) 233-3500

E-mail: rfresia@acttel.com